

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Via E-mail
Jonathan Weinberg
General Counsel
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, VA 22203

> **Re: Evolent Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 5, 2015**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 18, 2015**
> **File No. 333-203852**

Dear Mr. Weinberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 12

1. Please provide a supplemental reconciliation which details how you arrive at the Class A common stock to be outstanding after reorganizing and offering 10 million Class A shares in the offering. In your response, please have the reconciliation show how the former calculation is adjusted for each share of Class B common stock that would be outstanding should the Class B stock be exchanged into Class A.

Dilution, page 63

2. Please provide a calculation showing how you have arrived at pro forma net tangible book value of $(42.7) million or $(0.95) per Class A and Class B common stock as well

as a calculation for the adjusted pro forma net tangible book value per share after the offering.

Management's Discussion and Analysis, page 78

3. We note the revised disclosure on pages 20 and 79 that, as a result of an April 2015 amendment to an agreement with one of your largest partners, you expect this partner to contribute only modestly to revenues commencing in 2017. We further note the disclosure on page F-31 that certain existing investors assumed the put option associated with this amendment and will repurchase the shares. Please revise to (i) identify this partner, (ii) clarify the percentage of revenues generated from this partner (a) for fiscal 2014 and (b) for the three months ended March 31, 2015, (iii) quantify this partner's interest, and (iv) identify the investors who will repurchase the shares. In addition, please briefly explain to us the business reasons for the April 2015 amendment as well as provide a legal analysis regarding why there is no sale of these shares by Evolent. In this regard, we note the put option was exercised on April 27, 2015, and Evolent is required to repurchase the shares pursuant to the put option.

4. We note your disclosure on page 85 that your lives on platform grew approximately 60% from 300,078 as of March 31, 2014 to 478,893 as of March 31, 2015. We further note your disclosure on page 17 that your platform and operations revenue is primarily based on the number of lives served by your partners under value-based arrangements. Please revise to more specifically describe how your lives on platform impact revenue and clarify whether your contractual arrangements specify certain revenue based on lives on platform.

Unaudited pro forma consolidated financial information

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet – As of March 31, 2015

1. Offering Reorganization and Other Adjustments, page 70

5. We have reviewed the supplemental materials provided on March 19, 2015. Please reconcile the $750 allocated to deferred tax assets per the purchase price adjustment footnote to the $56,290 allocated to deferred tax liabilities per the pro forma balance sheet. Alternatively, explain to us (1) where your deferred tax assets have been classified on your pro forma balance sheet and (2) why there does not appear to be any amount allocated to deferred tax liabilities per the purchase price allocation footnote.

6. Please tell us how you considered the guidance at 350-30-35 of the Accounting Standards Codification with respect to establishing appropriate useful lives for the amortizable intangible assets recorded within the preliminary purchase price allocation. In your

response, please be sure to reflect on the limited number of years of historical experience upon which Evolent Health LLC may rely.

7. Please expand your footnote disclosure to include a table detailing the total amount of class A shares, class B shares and class B units that will be issued as a result of your reorganization transactions.

8. Please expand your footnote disclosure to include a table detailing how you have calculated the gain that will be recorded for the difference between the carrying value and the fair value of the equity interest in Evolent Health LLC that was previously held by Evolent Health Holdings, Inc.

Financial Statements

2. Basis of presentation and summary of significant accounting policies

Research and development costs, page F-10

9. We note your disclosure of research and development costs for the three month periods ended March 31, 2015 and 2014. In an amended filing, please provide disclosures related to all applicable financial statement periods (e.g., the unaudited interim periods as well as the audited years ended December 31, 2014 and 2013. Please apply this comment throughout the financial statements, as applicable.

14. Related Parties, page F-30

10. It appears from your disclosure on page 141 that the company has incurred expenses for each financial statement period related to The Advisory Board and UPMC reseller/non-compete agreements. Please describe the principal and general nature of these expenses and tell us the financial statement caption(s) where these expenses have been classified on the Statements of Operations and Comprehensive Loss. Additionally, please confirm that you will address any significant trends related to these expenses and/or discuss the significant fluctuations that have resulted within Management's Discussion and Analysis of Financial Condition and Results of Operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: William V. Fogg, Esq. (*via E-mail*)